EXHIBIT 99.1

New Finnish Tax Laws Reduce TeliaSonera's Deferred Tax Asset

STOCKHOLM, Sweden, July 2, 2004 (PRIMEZONE) -- On June 30, 2004, the Finnish Parliament passed new tax laws which include, among other things, a reduction in the Finnish corporate income tax rate from 29 percent to 26 percent from the beginning of tax year 2005.

As disclosed in TeliaSonera's Annual Report 2003, the change will reduce TeliaSonera's deferred tax asset, since TeliaSonera has mainly deferred tax assets in Finland. According to a preliminary analysis and based on the amount of deferred tax asset at the end of Q1 2004, TeliaSonera will report a reduction in deferred tax asset of approximately SEK 900 million in Q2 2004 and a corresponding deferred tax expense in the income statement. However, as TeliaSonera is still in the process of preparing its Q2 interim financial statements, the final amount may differ from this.

The change in the deferred tax asset does not have any cash flow effect. Additionally, the change does not impact the time frame when the deferred tax asset is expected to be utilized.

For further information journalists can contact: TeliaSonera's Press Service, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/07/02/20040702BIT00050/wkr0001.pdf

CONTACT:  TeliaSonera
          TeliaSonera's Press Service
          +46-(0)8-713 58 30